UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Retirement Savings Plan for Salaried Employees (040)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2005

Contents

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 520
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office@mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Retirement
Savings Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees (the Plan) as of December 31, 2005 and 2004, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2005, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004 and the changes in its net assets available for benefits for the year ended December 31, 2005, and the net assets of the Master Trust at December 31, 2005 and 2004, and the changes in its net assets and trust balances for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

Washington, DC
June 16, 2006

0410-0587183-MCL

Lockheed Martin Corporation
Retirement Savings Plan for Salaried Employees (040)

Statements of Net Assets Available for Benefits

	December 31 2005		December 31 2004
	(In thousands)		
Assets			
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$	**33,236**	$ 36,635
Participant loans		**761**	862
Contributions receivable:			
Employees		**28**	54
Lockheed Martin Corporation		**12**	24
Total assets		**34,037**	37,575
Liabilities			
Administrative expense payable		**3**	43
Net assets available for benefits	$	**34,034**	$ 37,532

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Retirement Savings Plan for Salaried Employees (040)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005
(In thousands)

Net assets available for benefits at beginning of year	$	37,532
Additions to net assets:		
Contributions:		
Employees		857
Lockheed Martin Corporation		334
Total contributions		1,191
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust		2,388
Total additions		3,579
Deductions from net assets:		
Distributions and withdrawals		3,611
Administrative expenses		14
Total deductions		3,625
Change in net assets		(46)
Net transfers to other plans		(3,452)
Net assets available for benefits at end of year	$	34,034

See accompanying Notes to Financial Statements.

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the Plans included therein based on the number of participant units outstanding in each fund in which the Plan invests at each month-end during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be assets held outside of the Master Trust.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, in particular, the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering regular full-time and part-time salaried employees of eligible business units of Lockheed Martin. Eligible employees may enroll in the Plan if they are regularly scheduled to work 20 or more hours per week, or have earned 1,000 hours of service within the 12-month period following their date of hire or in any subsequent calendar year.

2. Description of Plan (continued)

Contributions

Employees may contribute 1% to 16% of their earnings to the Plan of which up to 15% may be on a pretax basis. The Corporation makes a matching contribution of 50% of the first 10% of employee contributions except for employees of Lockheed Martin Enterprise Solutions—U.S., for which the Corporation makes a matching contribution of 100% of the first 3% of the employees' contributions and 50% of the next 4% of the employees' contributions. All participants are 100% vested in all employer contributions.

Participants' contributions and employer contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

In April 2005, plan assets in the amount of $3,451,000 related to certain employees of Lockheed Martin's Missiles and Fire Control operations were transferred to another savings plan of the Corporation from the Plan. Other transfers made during the year were not material.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings, net of expenses, of the individual funds in which the account is invested.

Participant Loans

Each participant may borrow from their funds account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest is paid ratably through monthly payroll deductions.

2. Description of Plan (continued)

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive his or her accounts through a number of payout options. A participant is entitled to the vested interest in his or her account at the time their employment with the company ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

3. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Internal Revenue Code (the Code) Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2005 and 2004, was less than 1%. The financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

5. Reconciliation of Financial Statements to Form 5500

The Plan's interest in the net investment gain of the Master Trust and administrative expenses reported in the financial statements is $14,000 less than the amounts reported on Form 5500 for the year ended December 31, 2005. This difference arose from the classification of certain administrative expenses which are included in the net investment gain in the Master Trust for 5500 reporting purposes.

Supplemental Schedule

Lockheed Martin Corporation
Retirement Savings Plan for Salaried Employees (040)

Employer Identification Number 52-1893632, Plan Number 040

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
			(In thousands)
Participant loans*	Interest rates ranging from 4.0% to 10.5%; varying maturities		$ 761
Total investments			$ 761

* Party-in-interest

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31, 2005	December 31, 2004
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash equivalents	**$ 1,470,017**	$ 1,259,560
Common stock—Lockheed Martin Corporation	**4,349,835**	3,913,980
Mutual funds	**3,930,509**	3,695,503
Corporate debt securities	**149,274**	153,053
Common stock—other	**162,493**	157,762
U.S. Government securities	**916**	51,060
Preferred stock	**510**	469
Partnership/Joint venture	**460**	307
Other assets	**5,304**	7,238
Total investments at quoted fair value	**10,069,318**	9,238,932
Investments at estimated fair value:		
Common/collective trusts	**6,690,113**	6,142,829
Total investments at estimated fair value	**6,690,113**	6,142,829
Investments at contract value:		
Guaranteed investment contracts	**325,425**	314,650
Other assets:		
Dividends and interest receivable	**8,680**	4,448
Other receivable	**24,463**	2,047
Total assets	**17,117,999**	15,702,906
Liabilities		
Dividends payable	**1,254**	289
Administrative expenses payable	**1,133**	-
Accounts payable for securities purchased	**15**	-
Net assets	**$ 17,115,597**	$ 15,702,617

See accompanying Notes to Financial Statements.

Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2005
(In thousands)

Net assets at beginning of year	$ 15,702,617
Additions to net assets:	
Contributions:	
Employees	836,898
Lockheed Martin Corporation, net of forfeitures	262,312
Total contributions	1,099,210
Investment income:	
Dividends and interest	409,265
Net realized and unrealized gain	903,461
Total investment income	1,312,726
Total additions	2,411,936
Deductions from net assets:	
Distributions and withdrawals	980,570
Administrative expenses	18,393
Total deductions	998,963
Net transfer from other trusts	7
Net assets at end of year	$ 17,115,597

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2005 and December 31, 2004

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

1. Accounting Policies (continued)

Percentage ownership of the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31, 2005	2004
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	89.09%	88.8%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	4.77%	5.02%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	2.94%	2.86%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	2.35%	2.37%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.22%	0.24%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.41%	0.45%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.20%	0.23%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.01%	0.02%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	0.01%	0.01%
		100.00%	100.00%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments, NA, doing business as Master Trust Global Investment (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option) and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund and the American Century Growth Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

The Stable Value Fund includes an investment in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (Fixed Income Fund), which provides employee benefit plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts. Each benefit plan has an undivided interest only in the investment contracts the plan has selected to invest in with the Fixed Income Fund; therefore, benefit plans have a divided interest in the Fixed Income Fund as a whole. The Fixed Income Fund is a common collective trust, which is valued at contract value, which approximates fair value as determined by the Trustee.

1. Accounting Policies (continued)

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. An SMA Option is available to all plans whereby a participant may elect to invest up to 50% of the participant's transferable account balance in stocks, mutual funds, or bonds, or other investments offered by the plans at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

Except for the Performance Sharing Plan for Puerto Rico Employees, each participant may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of his or her transferable account balance to the Stable Value Fund during the fourth quarter of the year.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Guaranteed investment contracts in the Stable Value Fund are fully benefit-responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. A fully benefit-responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance

1. Accounting Policies (continued)

contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are generally declared semiannually. The crediting interest rates for the contracts as of December 31, 2005 and 2004 ranged from 3.27% to 3.32% and 3.21% to 3.27%, respectively. The average yield for 2005 and 2004 was 4.65% and 4.08%, respectively.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Certain prior year (2004) amounts were reclassified to conform to the current year (2005) presentation.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2005 and 2004, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans either on a pro rata basis or directly to the appropriate plan. Other indirect administrative expenses are paid by the Corporation.

3. Investments

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31, 2005
	(In thousands)
Investments at quoted fair value:	
Common stock—Lockheed Martin Corporation	$ 559,808
Mutual funds	9,998
Common stock—other	(6,952)
Other assets	141
Preferred stock	(111)
Corporate debt securities	(48)
	562,836
Investments recorded at estimated fair value:	
Common collective trusts	340,625
Net realized and unrealized gain	$ 903,461

4. Parties-in-Interest Transactions

The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust. Northern Trust is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees

Date June 20, 2006

John B. Dierkes, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 520
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office@mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-37069 and 333-113772 on Form S-8 of Lockheed Martin Corporation of our report dated June 16, 2006, relating to the statements of net assets available for benefits of the Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year then ended, and all schedules, which report appears in the December 31, 2005 annual report on Form 11-K of the Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees.

Mitchell & Titus, LLP

Washington, DC
June 20, 2006